VALUED ADVISERS TRUST

225 Pictoria Dr.

Suite 450

Cincinnati, Ohio 45246

September 26, 2022

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 333-151672 / 811-22208)

Dear Ms. DiAngelo Fettig:

On August 25, 2022 you provided comments relating to the review by the staff of the Securities and Exchange Commission of the annual Form N-CSR and Form N-CEN filing for series portfolios of the Trust with a fiscal year ended January 31, 2022, including Belmont Theta Income Fund, Channing Intrinsic Value Small-Cap Fund, and Summitry Equity Fund (each of the foregoing may be referred to as a “Fund” and collectively as the “Funds”). This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

Comments Relating to Form N-CEN filed on April 14, 2022

1.	Comment: – (Summitry Equity Fund) The staff noted that Item C.2.a of Form N-CEN filed on April 14, 2022 was answered as “0”. This item should have been answered as “1”.

Response: Item C.2.a of Form N-CEN reads as follows: “How many Classes of shares of the Fund (if any) are authorized?” The Trust believes that the answer of “0” is correct, based on the Investment Company Reporting Modernization Frequently Asked Questions, published on April 21, 2021 (the “FAQ”). The FAQ states that a fund without an “authorized” class (i.e., funds that have not adopted a plan pursuant to rule 18f-3) should answer “0” to Item C.2.a.

Comments Relating to Form N-CSR filed on April 8, 2022

1.	Comment: (Summitry Equity Fund) – The staff noted that the Fund is a diversified Fund. Please confirm via correspondence that the Fund meets the diversification requirements of the Investment Company Act of 1940.

Response: The Trust confirms that the Fund met the diversification requirements of the Investment Company Act of 1940 as of its January 31, 2022 fiscal year end.

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2.	Comment: (Belmont Theta Income Fund) - The Schedule of Investments includes U.S. Treasury Bills that are marked as “non-income producing”. Please explain why this is accurate.

Response: The U.S. Treasury Bills noted in the Schedule of Investments are zero coupon bonds, and do not pay interest. Therefore, these securities are marked as non-income producing.

3.	Comment: (Channing Intrinsic Value Small-Cap Fund) – In the Statement of Operations, “Miscellaneous Expenses” is approximately 13% of “Total Expenses.” Please confirm that any expense category that is 5% or more of the total has been separately disclosed. (Reference Reg. S-X, Rule 6-07(2)(b))

Response: The Trust confirms that any expense category that is 5% or more of the total was separately disclosed, and that “Miscellaneous Expenses” does not include any expense category that is 5% or more of “Total Expenses.”

4.	Comment: (All Funds) – As a reminder, Form N-CSR was recently updated to include new Items 4.i. and 4.j. Please be sure to include these items in future filings.

Response: The Trust will incorporate these new items in future Form N-CSR filings.

5.	Comment: (All Funds) – The response to Item 4(e)(2) states that all services described in paragraphs (b) through (d) of Item 4 were pre-approved by the Audit Committee. Item 4(e)(2) is actually asking for the percentages of services that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, which discusses instances in which the pre-approval requirement was waived – so should likely be zero.

Response: The Trust will be sure that the response to Item 4(e)(2) in future N-CSR filings correctly reflects the percentages of services that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Please contact me at (513) 869-4300 if there are any questions regarding the responses contained in this letter, or if you require additional information.

Sincerely,

/s/ Carol J. Highsmith

Carol J. Highsmith

Vice President and Secretary

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